CERTIFICATE OF QUALIFIED PERSON Jay Melnyk, P.Eng. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3030 Fax (604) 664-3057 jay.melnyk@amec.com

I, Jay Melnyk, P.Eng, am employed as a Principal Mining Engineer with AMEC Americas Ltd.

This certificate applies to the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I am a Professional Engineer in the province of British Columbia (P.Eng #25975). I graduated from the Montana Tech of the University of Montana with a Bachelor of Mining Engineering degree in 1988, and from the British Columbia Institute of Technology with a Diploma in Mining Technology in 1984.

I have practiced my profession for 22 years. I have been directly involved in open pit mining operations, and design of open pit mining operations in Indonesia, Canada, the United States, Chile, Peru and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Bisha Polymetallic Operation (the “Project”).

I am responsible for Sections 17.2, 17.3, 18.1, 18.4 to 18.10, and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the Technical Report.

I am independent of Nevsun Resources Limited as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Project since November 2010, during preparation of this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed” Jay Melnyk, P.Eng. Dated: 28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
Fax (604)	664-3057	www.amec.com